

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

     Re: dMY Technology Group, Inc.
        Registration Statement on Form S-1
        Filed December 16, 2020
        File No. 333-251390

Dear Mr. de Masi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Morris at (202) 551-3314 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Joel Rubinstein